June 19, 2006

United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. John Cash

Re:	Quanex Corporation
Form 10-K for the fiscal year ended October 31, 2005
Filed December 21, 2005
File # 1-5725

Dear Mr. Cash:

On behalf of Quanex Corporation (the “Company”), this letter is in response to your communication dated June 5, 2006, setting forth comments of the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the year ended October 31, 2005.

Based on the nature of the Staff’s comments, which generally request enhanced financial disclosures, the Company respectfully proposes to incorporate additional disclosures into its 2006 Form 10-K filing and its next Form 10-Q for the quarter ended July 31, 2006, as applicable, pending satisfactory resolution of the Staff’s comments.

For the sake of convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter.

Form 10-K for the Year Ended October 31, 2005
Selected Financial Data, page 14

1.               In future filing, if you disclose cash flows from operating activities, please also disclose cash flows from investing and financing activities. Refer to FRP Section 202.

Response:  The Company acknowledges the Staff’s comment and will provide the disclosure of cash flows from investing and financing in future filings when cash flow from operating activities is disclosed.

MD&A - Results of Operations, page 19

2.               We note your disclosure regarding the $3.1 million increase in the reserve for doubtful accounts in FY 2005 due to the bankruptcies of Jernberg and Delphi. Please tell us and revise future filing to disclose the amount of any remaining exposure to these customers and to address the expected impact of the potential loss of these customers on future results.

Response:  There was only a limited amount of bankruptcy related exposure to Jernberg Industries, Inc. (“Jernberg”) and Delphi remaining at October 31, 2005 based on our evaluation of each company’s situation.

•                  Jernberg - Jernberg converted from a Chapter 11 filing to a “pre-packaged” Chapter 7 filing, resulting in a swift resolution. By October 31, 2005 the Company had received the settlement payment and written off all remaining amounts related to Jernberg.

•                  Delphi - At October 31, 2005 the Company estimated the amount of recovery to be received as part of the Delphi bankruptcy filing. The Company’s pre-petition receivable balance for Delphi was $507,000, of which the Company expected to recover close to 75%. Prior to filing the Company’s Annual Report on Form 10-K, the final settlement with Delphi was confirmed. The final recovery amount was 81% of the outstanding receivable compared to the expected 75%. The recovery amount from Delphi is being paid over 18 months which results in an outstanding balance of $316,000 at April 30, 2006.

The Company believes that there is no current or future exposure directly related to either of the aforementioned bankruptcy filings and further believes that the filings will not either directly or indirectly result in future lost business.

•                  Jernberg - Jernberg was sold and is now operating as a separate entity resulting in an improved financial position. There has been no significant loss of volume and we do not expect a material impact on future business.

•                  Delphi - Delphi is still working on its plan to exit bankruptcy protection. In the meantime, there have been no interruptions in volume and payments have been received while under the protection of the bankruptcy court. The Company does not anticipate any additional financial impact due to the Delphi bankruptcy filing.

If the Company experiences a similar situation in the future, the Company will disclose in future filings its expectations of any exposure and will address the expected impact of a potential loss, if any, of the customers on future results.

MD&A — Contractual Obligations, page 25

3.               It appears to us that you should revise future filings to include other liabilities under GAAP, including pension and OPEB benefits.

Response:  The Company anticipates making a substantial contribution to the pension plan in fiscal 2006. The Company acknowledges the Staff’s comment and will include pension and OPEB benefits in the contractual cash obligation table in future annual filings if such amounts are not de minimis.

Consolidated Balance Sheets, page 33

4.               Explain to us how you account for your deferred compensation plan and the related investments. To the extent applicable, demonstrate how your accounting complies with EITF 97-14.

Response:  The Company’s current deferred compensation plan allows directors and certain employees to defer certain compensation in the form of (1) cash deemed invested into shares of Company common stock, (2) cash deemed credited into a cash fund or (3) cash deemed invested into selected investment funds. The Company’s deferred compensation obligation is recorded as a liability and adjusted with a corresponding charge (or credit) to expense to reflect the changes in the fair value of the amount owed to each individual.

Certain amounts earned and deferred prior to fiscal 2005 were invested in the stock of the Company and placed in a “rabbi trust”. These historical deferred compensation arrangements contained a cash settlement option. Accordingly, as prescribed by Emerging Issues Task Force (“EITF”) 97-14, the accounts of the rabbi trust are consolidated with the accounts of the Company in the financial statements. As specified by the consensus for Type B and C Plans in EITF 97-14, the Company stock held by the rabbi trust is classified in equity in a manner similar to the manner in which treasury stock is accounted for as contra-equity on the Company’s balance sheet. Additionally, the contra-equity rabbi trust account is not adjusted for subsequent changes in the fair value of the Company’s stock as the related deferred compensation obligation is classified as a liability and is adjusted with a corresponding charge (or credit) to expense to reflect the changes in the fair value of the amount owed to each individual.

Note 1 — Critical Accounting Estimates — Long-Lived Assets, page 39

5.               It is not clear if the impairment policy you disclose for property, plant and equipment and intangibles complies with paragraph 16 of SFAS 144 and if the impairment policy you disclose for goodwill complies with paragraph 20 of SFAS 142. Please advise and clarify in future filings.

Response:  The Company’s response is presented separately for (a) property, plant and equipment and intangibles and (b) goodwill.

(a) Property, Plant and Equipment and Intangibles

Pursuant to paragraph 16 of SFAS 144, the Company’s estimates of future cash flows used to test the recoverability of long-lived assets include only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the assets. Those estimates exclude interest charges that will be recognized as an expense when incurred.

The Company acknowledges the Staff’s comment and will provide the additional disclosure in future annual filings. A sample disclosure is as follows:

The Company makes judgments and estimates in conjunction with the carrying value of property, plant and equipment, other intangibles, and other assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, carrying values of these assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying value may not be recoverable. The carrying values are compared with the fair value of such assets calculated based on the future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the assets excluding interest charges. If the carrying value of a long-lived asset exceeds its fair value, an impairment charge is recorded in the period in which such review is performed. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company’s products and future market conditions. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period.

(b) Goodwill

As prescribed by paragraph 20 of SFAS 142, if the second step of the goodwill impairment test is performed, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, the Company recognizes an impairment loss in an amount equal to that excess.

The Company acknowledges the Staff’s comment and will provide the additional disclosure in future annual filings. A sample disclosure is as follows:

The purchase method of accounting for business combinations requires the Company to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. The Company performs a goodwill impairment test annually as of August 31. In addition, goodwill would be tested more frequently if changes in circumstances or the occurrence of events indicates that a potential impairment exists. The impairment test requires the Company to compare the fair value of business reporting units to carrying value including assigned goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill. The Company primarily uses the present value of future cash flows to determine fair value and validates the result against the market approach. Future cash flows are typically based upon appropriate future periods for the businesses and an estimated residual value. Management judgment is required in the estimation of future operating results and to determine the appropriate residual values. The residual values are determined by reference to an exchange transaction in an existing market for that asset. Future operating results and residual values could reasonably differ from the estimates and could require a provision for impairment in a future period.

Note 2 — Acquisitions, page 44

6.               In regard to the purchase price allocation related to your acquisition of Mikron, please tell us:

•                  How you determined that the loan receivable and subsequent equity investment have no value;

•                  If and how you valued customer relationships with customers you already served;

•                  How you determined the useful lives for trade-names and customer relationships; and

•                  If and how you valued the “product offerings being rolled out by Mikron” that you believe are of considerable value.

Response:

Please find the Company’s response in similar bullet format for ease of tying to the original comments.

•                  At acquisition, the Company evaluated the fair value of the loan receivable pursuant to paragraph 37(b) of SFAS No. 141 “Business Combinations” (“SFAS 141”) and recorded the net receivable at zero due to a 100% allowance for uncollectibility. Additionally, the Company’s assignment of a 100% allowance to this receivable is consistent with Mikron’s (the target’s) pre-acquisition valuation. The Company believes that the business combination did not warrant a change in the pre-acquisition allowance as the Company expected changes in the allowance to be recorded in the target’s financial statements prior to the acquisition pursuant to SAB Topic 2-A5 and 2-A9. As the facts and circumstances associated with the collectiblity of the receivable have not improved, the loan receivable converted into additional equity during the third quarter of fiscal 2005 was maintained at a zero value. It is extremely remote that anything will be recovered with respect to this investment. Therefore,  the Company cannot justify assigning any value to the related investment.

•                  The value assigned to Mikron customers the Company already served was no different than the value assigned to customers the Company was not serving. Even though Mikron’s and the Company’s list of customers overlap, Mikron’s customer relationships are distinct from the Company’s existing relationships and meet the separability criterion as outlined in paragraph 39 of SFAS 141. The acquisition of Mikron provided a presence in a market in which the Company had not previously been very active - the vinyl window market. Prior to the acquisition of Mikron, the Company primarily served the wood window and aluminum window markets. The Company believes that the acquisition of Mikron allowed the Company to immediately penetrate a market in a premium position that would not otherwise have been obtainable.

While several of the Company’s customers produce products in both of these window markets, the Company believes that the vinyl market is distinct and separate and that the value of any given customer is directly linked to the specific market served. To produce the vinyl windows for its customers, Mikron incurs substantial setup costs associated with the specific customer profiles and secures patents on each profile. The Company believes that this barrier to entry to the vinyl window market supports a distinct value of this relationship even though the Company’s other divisions may be doing business with the same customer. Accordingly, in the Company’s judgment, the value of a customer’s business with Mikron was no less valuable because the Company served the customer in a different market.

•                  The Company assigns useful lives and amortization methods in accordance with paragraph 11 of SFAS No. 142, “Goodwill and Other Intangible Asset.” (“SFAS 142”). A useful life of 20 years was assigned to the customer relationships associated with the Mikron acquisition and a useful life of 25 years was assigned to the trade names associated with the Mikron acquisition.

In order to establish the useful life for customer relationships, the Company evaluated each of the factors contained within paragraph 11 of SFAS 142. The most pertinent factor for Mikron’s customer relationships was the expected use of the asset by the entity described in paragraph 11(a) of SFAS 142. As discussed above, the substantial setup associated with each specific customer profile secures the Company’s competitive position with the customer and, likewise, extends the length of time the customer is expected to remain with its established provider, Mikron. As part of the valuation process, the Company performed an analysis of Mikron’s historical data to calculate an attrition rate of customers. The analysis resulted in an attrition rate of approximately 5% and 45 years of projected cash flows. Because none of the other factors within paragraph 11 of SFAS 142 suggest an overriding limiting factor, the attrition rate was the relevant attribute to determine the customer relationship useful life. Based upon the 5% attrition rate calculated and the related 45 years of cash flows, the Company believes that the best estimate of useful life is 20 years (100% divided by 5% attrition per year  = 20 years).

In accordance with paragraph 11 of SFAS 142, the Company estimated the useful life of the Mikron trade name by considering the period over which the name was expected to contribute directly or indirectly to the future cash flows of Mikron. Specifically, pursuant to paragraph 11(b) of SFAS 142, the Company estimated the useful life of the trade name based on the expected useful life of another asset to which the useful life of the trade name related to. The Company believes that the identifiable asset that the trade name is most closely linked to is the customer relationships discussed above. In addition, the Mikron trade name represents the premium services associated with Mikron; therefore, Mikron gains a significant competitive advantage in the industry by branding. The Mikron trade name has been in existence for over 35 years and has considerable market awareness. Mikron has successfully maintained a top position in this market. Based on these factors and management’s expectation of the period of future economic benefit of the name, the Company assigned a 25 year life to the trade name.

At acquisition, the Company performed an analysis based on the facts and circumstances surrounding the Mikron business, and the Company assessed and estimated the useful lives of Mikron’s customer relationships and trade names using the guidance in paragraph 11 of SFAS 142. That said, the Company will evaluate the remaining useful lives of all of Mikron’s intangible assets on an ongoing basis in accordance with paragraph 14 of SFAS 142.

•                  The Company did not recognize an intangible asset for this product line apart from goodwill as the product offering did not arise from contractual or other legal rights and as it could not be separated from the acquired entity as required by paragraph 39 of SFAS 141. Although Mikron was working on a new product line that had future possibilities, this line was not producing any profits at the time of the acquisition. Due to this lack of profits and uncertainty of future positive cash flows for forecasting, the Company believes that there was no separate intangible asset for this potential product offering. The Company believes that this line could lead to considerable value sometime in the future but did not have any evidence of such at the time of acquisition.

Note 6 — Inventories, page 49

7.               We have the following comments regarding your inventory accounting policy and related disclosures:

•                  Please explain to us why you value your inventory using both the FIFO and LIFO methods. We note your disclosure that you have continued the original accounting policies of acquired companies. It is not clear to us why you have adopted this policy instead of conforming the accounting policies of the acquired companies to a consistent policy.

•                  Please tell us if similar materials and products are valued using both the FIFO and LIFO methods.

•                  Please explain to us how you have considered Chapter 4 of ARB 43 in electing to value your inventory using both the FIFO and LIFO methods. In your explanation, please tell us how and why each method most clearly reflects periodic income.

•                  With a view towards future disclosure, please help us understand how your use of different accounting policies impacts your operating results.

Response:

Please find the Company’s response in similar bullet format for ease of tying to the original comments.

•                  As discussed in paragraph 6 of ARB 43 and Section Three of the AICPA’s 1984 Issues Paper, “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories”, the application of one acceptable method to a portion of inventory and the application of another of the acceptable methods to other portions of the inventory is acceptable. The Company adopted LIFO inventory valuation in 1973. Since that time the Company has completed multiple acquisitions and each acquisition is reviewed on a case by case basis as it pertains to an inventory cost flow assumption. The selection of the inventory valuation treatment of these acquisitions depended on the facts and circumstances that existed at the time of each acquisition. While the more historical acquisitions use the LIFO assumption, the decision to value each of the Company’s most recent acquisitions on FIFO was based on the Company’s judgment at the time of the acquisition and considered the following:

1.               The FIFO businesses are discrete manufacturing facilities. There is no presence of intercompany inventory transfers1 or the use of common manufacturing facilities or distribution systems between the FIFO businesses and the LIFO businesses.

2.               At the time of each recent acquisition, management considered the general economic trends for these acquired businesses and their expectation regarding customer demand for the products. Based on these expectations and beliefs for each of the acquired businesses, the Company believed that the FIFO cost flow assumption would provide the best matching of expenses and revenues at the time of the acquisition and in the foreseeable future.

•                  The Company has one instance where there are similar end products valued using LIFO and FIFO. However, the inventory in this instance is manufactured at discrete facilities and is not distributed to the customers via shared transportation. The MACSTEEL facility in Jackson (on LIFO) and the MACSTEEL facility in Monroe (on FIFO) both produce engineered steel bars. However, the manufacturing process at each of these two plants is independent of the other and different (the Jackson facility utilizes a continuous process while the Monroe facility utilizes a two-step process) and the finished product is shipped independently to the customer (i.e. produced and shipped by truck load).

•                  The Company considered Chapter 4 paragraphs 4 through 7 of ARB 43 when selecting the cost flow assumption for valuing its inventory. The primary reason the Company uses two different cost flow assumptions is due to the timing of when each decision was made and the related economic environment and expectations on pricing at the respective time. As previously mentioned, the LIFO method was adopted in 1973 and all subsequent acquisitions have been evaluated as it pertains to the inventory cost flow assumptions based on facts, circumstances and expectations existing at the time of acquisition. For the businesses currently owned by the Company, this evaluation resulted in inventory for more recent acquisitions to be accounted for under the FIFO costing assumption. As a result of the timing of the LIFO adoption and the timing of each subsequent acquisition, the Company’s inventories are valued using both the LIFO and FIFO methods.

•                  For both internal and external purposes, management reviews and analyzes all of the Company’s businesses on a FIFO basis for comparability regardless of the ultimate cost flow assumption, with the LIFO reserve treated as a corporate item.  For reporting purposes, the Company uses dollar-value LIFO with a single consolidated pool. Accordingly, in Management’s Discussion and Analysis, the Company reports and discusses the operating results of its segments based on the FIFO cost flow assumption. Then, any change in the LIFO reserve is disclosed in the

1 At October 31, 2005, the Company’s eliminated in consolidation only $200,000 of intercompany profit between LIFO businesses and FIFO businesses.  These transactions were between operations with dissimilar products and represent only 0.1% of year-end inventory.

        corporate results. Similarly, the LIFO reserve is reported in corporate identifiable assets. Additionally, the Company discloses the impact of any LIFO liquidation and separately discloses the dollar amount of balance sheet inventories priced at LIFO and those priced at FIFO in the inventory footnote for both annual and quarterly periodic reporting. Management’s goal is to assist the reader and the investor by providing comparable information across and within the operating segments while balancing the 1973 LIFO decision for some of its historical businesses. Even with the hybrid inventory cost flow assumption for consolidated reporting, management believes that isolating the LIFO discussion and expectations of potential variances to the corporate results allows investors to understand the consolidated results and analyze the underlying operating businesses on a consistent and comparable basis.

Note 10 — Long-Term Debt and Financing Arrangements, page 53

8.               It appears that your Convertible Senior Debentures are not conventional convertible instruments since the conversion option is not settled in a fixed number of shares or an equivalent amount of cash. Please tell us how you considered the requirements of paragraphs 12-32 of EITF 00-19 and determined that the embedded conversion feature of your debt meets the exclusion in paragraph 11(a) of SFAS 133 and therefore does not need to be bifurcated and accounted for as a derivative.

Response:  As noted by the Staff, the Company has contingent Convertible Senior Debentures (the “Debentures”) that may be convertible into shares of the Company’s common stock at a specified conversion rate. Subsequent to the original issuance of the Debentures, the Company irrevocably elected to settle the principal amount of the Debentures in cash when they become convertible and are surrendered by the holders thereof. The Company retains its option to satisfy any excess conversion obligation (stock price in excess of conversion price) with either shares, cash or a combination of shares and cash. The form of settlement of any excess conversion obligation is at the option of the Company.

When determining if the embedded conversion feature should be separated from the debt host contract, the Company considered the guidelines of paragraph 12 of SFAS 133. As the conversion option of the Debentures may be net settled, the condition of paragraph 12(c) of SFAS 133 is met. Therefore, the option meets the definition of a derivative on a stand-alone basis and the option must be considered under EITF 00-19 to determine whether it qualifies for the scope exception under paragraph 11(a) of SFAS 133. As discussed below and pursuant to the applicability of paragraph 11(a), the conversion feature of the Debenture has not been bifurcated from the debt host and accounted for separately as a derivative under SFAS 133 since the Debenture’s embedded conversion option (1) is indexed to Quanex’s own stock and (2) would be classified in stockholders’ equity if it were a freestanding derivative.

First, the conversion option is considered indexed to the Company’s own stock within the meaning of paragraph 5 of EITF 01-6 “The Meaning of Indexed to a Company’s Own Stock” (“EITF 01-6”) because (1) the contingency provision is not based on an observable market (other than the market for the Company’s stock) or an observable index and (2) once the contingent event occurs, the option’s settlement is based solely on the Company’s stock.

Second, the conversion option in the Debentures meets the conditions to be classified as equity if it were issued on a freestanding basis. To assess whether or not the conversion option would be classified as stockholders’ equity if it were freestanding, the Company considered the guidance set forth in EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock” (“EITF 00-19”). The Debentures are considered not conventional debt (as defined by paragraph 4 of EITF 00-19) because to be conventional debt the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash. Although Quanex has irrevocably elected to satisfy the principal amount of the Debentures in cash, Quanex retains its option to satisfy any excess conversion obligation (stock price in excess of conversion price) with either shares, cash or a combination of shares and cash. Debt that is not conventional requires the consideration of paragraphs 12-32 of EITF 00-19 to determine the appropriate classification (i.e. debt or equity) for the conversion option. The conversion option in the Debentures meets the conditions in EITF 00-19 to be classified as equity as follows:

1.     The contract permits the company to settle in unregistered shares (paragraphs 14 — 19)

The Debentures were initially issued in a private placement in conjunction with a registration rights agreement. Section 6.4 of the 2.5% Convertible Senior Debentures Indenture dated as of May 5, 2004 (the “Indenture”) states that the Company shall endeavor promptly to comply with all federal and state securities laws and shall list or cause to have quoted such shares of common stock on the national securities exchange or such market on which the common stock is then listed or quoted. The associated registration rights agreement required the Company to file a shelf registration with the SEC with respect to the resale of the Debentures and shares of common stock issuable upon conversion of the Debentures and required the Company to use its reasonable and best efforts to cause the registration to become effective within 180 days after the issuance of the Debentures. If the Company failed to comply with certain requirements of the registration rights agreements associated with this registration, additional interest would be payable on the Debentures or, following conversion, additional amounts with respect to the shares of common stock issued upon conversion. The additional interest would accrue at the rate of 0.50% per year until such events had been cured. If the Company was unable to register the securities, the Company maintains the ability to deliver unregistered shares subject to the additional consideration stated in the registration rights agreement. The Company believes that the value of the unregistered share alternative would be economical as the amount of annual additional interest required does not preclude such alternative under paragraph 16 of EITF 00-19. Additionally, the registration statement was declared effective in October 2004 within the grace period specified in the registration rights agreement.

The spirit of this criterion is that the events or actions necessary to deliver registered shares are controlled by the Company. Accordingly, the task force reached a consensus in paragraph 18 of EITF 00-19 that if the Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock (i.e. outstanding stock options), the criterion would be met. Additionally, it is required that the Company evaluate whether a sufficient number of authorized and unissued shares exist at the classification assessment date to control settlement by delivering shares. As documented in the Company’s listing application with the New York Stock Exchange on April 30, 2004 and March 2, 2006 and considering outstanding stock options, the Company’s authorized but unissued shares less shares to be delivered under existing commitments exceeded the number of shares that could be required to be delivered under the Debenture conversion feature by over 29,000,000 shares and 6,500,000 shares, respectively. Accordingly, the Company had and has sufficient number of authorized and unissued shares to settle the conversion feature of the Debentures.

This criterion is met.

2.     The contract contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20-24)

The Company retains its option to satisfy any excess conversion obligation (stock price on conversion date in excess of conversion price) with either shares, cash or a combination of shares and cash. The number of shares to be issued on conversion is determined by a specific conversion rate. As a result, for any stated conversion rate no matter what the stock price, the maximum number of shares that the Company would be required to issue to satisfy the excess obligation is limited to the principal amount of the debt divided by $1,000 times the conversion rate. For example, as reported in the Company’s Form 10-K for the year ended October 31, 2005,  the conversion rate was 26.1113 shares of common stock per $1,000 principal amount of notes. Accordingly, the maximum number of shares issued to settle the excess premium obligation was 3,263,913 ($125,000,000 / $1,000 * 26.1113). If the closing stock price was $60.00 per share, the Company would have issued 1,180,579 shares to satisfy the excess obligation. In an extreme example, if the closing stock price was $1,000.00 per share, the Company would have issued 3,138,913 shares to satisfy the excess premium obligation. In no instance to satisfy the excess premium obligation would the accretion of the stock price result in issuance of more than the 3,263,913 shares.

It should be noted that the conversion rate is adjusted under certain circumstances. However, the events to adjust the conversion rate are under the control of the Company (see Section 6.5 of the Indenture). Examples of such events include paying dividends in excess of a stated amount, distributing shares of Common Stock to holders, issuing rights or warrants, and subdividing or combining its outstanding shares. The events for a rate adjustment are under the Company’s control and the impact of such events on the conversion rate can be determined by the Company prior to taking action. In addition, the adjustment to the conversion rate resulting from regular cash dividends is capped under Section 6.5(e).

Accordingly, the number of shares that could be required to be delivered upon settlement is determinable.

This criterion is met.

3.     There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC (paragraphs 25)

Under Section 8.2 of the Indenture, the Company shall file all reports and other information and documents that are required to be filed with the SEC pursuant to Section 12 or 15(d) of the Exchange Act. Section 10.2 of the Indenture provides for acceleration in the event of default (which includes the covenant of SEC filings) but does not require any additional cash payments in the event of default. Furthermore, if the holder exercises the conversion option (as allowed by Section 10.7 of the Indenture), the Company retains the right to satisfy the excess premium obligation 100% in shares (other than fractional shares paid in cash). Accordingly, the contract does not require cash payments in the event that the Company does not make timely filings with the SEC.

This criterion is met.

4.     There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are not cash settled “top-off” or “make-whole” provisions). (paragraph 26)

The Indenture contains no such provisions.

This criterion is met.

5.     The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares. (paragraphs 27-28)

Under Section 6.9 of the Indenture, a reclassification, consolidation, merger or sale requires the holder of the contract to receive the same form of consideration as the Company’s holders of common stock. Accordingly, equity classification would not be precluded under paragraph 27 of EITF 00-19.

This criterion is met.

6.     There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. (paragraphs 29-31)

Under Section 6.2 of the Indenture, each security shall be convertible into shares of the Company’s Common Stock as defined in Section 1.1 of the Indenture. As the holders would convert into the stock underlying the contract, the contract does not provide for the holder to have rights that rank higher than those of a shareholder of the stock underlying the contract.

This criterion is met.

7.     There is no requirement in the contract to post collateral at any point or for any reason. (paragraph 32)

There is no requirement in the contract to post collateral at any point or for any reason.

This criterion is met.

Therefore, the scope exception of paragraph 11(a) of SFAS 133 is satisfied as the conversion option of the Debentures (1) is indexed to Quanex’s own stock as prescribed by EITF 01-6 and (2) would be classified in stockholders’ equity if it were a freestanding derivative under the framework of EITF 00-19. Accordingly, the Company is not required to bifurcate the Debenture’s embedded conversion option under SFAS 133. In future filings, the Company will expand its Debenture disclosure explaining why the conversion option is not a derivative liability that must be fair valued under SFAS 133.

Note 21 — Quarterly Results of Operations, page 71

9.               Revise future filing to present gross profits as required by Item 302(a) of Regulation S-K.

Response:  In accordance with Regulation S-X Rule 5-03, the Company does not and is not required to present gross profit on the face of its income statement. The Company currently makes its quarterly and annual disclosures on the same basis. The Company uses operating income as its primary profit measure rather than gross profit. Operating income is used by management to evaluate and manage the business. Likewise, the Company reports operating income in its financial statements, in its footnotes to the financial statements and in management’s discussion and analysis. Thus, in response to the Staff’s comment and similar to Question 3 of Staff Accounting Bulletin Topic 6(G)(1), the Company proposes to add the disclosure of operating income in the quarterly results section of future annual filings to satisfy the requirements of Item 302(a)(1).

In addition to the responses to the Staff comments above, the Company acknowledges in writing, per the request of the Staff, the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully proposes to incorporate additional disclosures into its 2006 Form 10-K filing and its next Form 10-Q for the quarter ended July 31, 2006, as applicable, pending satisfactory resolution of the Staff’s comments. Should you have any questions or require further clarification of the responses provided, please contact me at the following:

Quanex Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027
(713) 961-4600

Sincerely,

/s/ Thomas M. Walker
Thomas M. Walker
Senior Vice President — Finance and Chief Financial Officer
(Principal Financial Officer)

/s/ Brent L. Korb
Brent L. Korb
Vice President - Corporate Controller
(Principal Accounting Officer)